Exhibit 99.1

BELLUS HEALTH INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the common shareholders of BELLUS Health Inc. (the “Company”) will be held at the offices of the Company, at 275 Armand Frappier Blvd., Laval, on May 14, 2020 at 2:30 p.m., Montréal time, for the following purposes:

(i)

to receive and consider the annual report of the directors to the shareholders and the financial statements of the Company for the financial year ended December 31, 2019, and the report of the auditors thereon;

(ii)	to elect each of the directors for the ensuing year;
(iii)	to appoint KPMG LLP, Chartered Accountants, as auditors of the Company and to authorize the Audit Committee to fix the auditors’ remuneration;
(iv)	to ratify and confirm the resolution approving the unallocated options under the Amended and Restated Stock Option Plan of the Company, the whole as more fully set forth in Schedule “A” hereto;

and

(v)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

In light of the ongoing COVID-19 pandemic, Canadian securities administrators have announced relief allowing Canadian issuers to change the date, time and/or location of their annual meetings should the spread of the virus make it impossible or inadvisable to hold a scheduled in-person meeting. While the Company currently intends to proceed with its in-person Meeting with the appropriate distancing and other measures and in compliance with all applicable requirements, it is closely monitoring the evolving COVID-19 situation and reserves the right to change the format of the Meeting if it determines that doing so is necessary to protect the health and safety of its shareholders, employees, and community and comply with applicable requirements. In particular, the Company reserves the right to change the format of the Meeting to hybrid (in-person and virtual) or virtual-only. Should the determination to hold a virtual or hybrid Meeting be made, the Company will inform shareholders by way of a news release. The Company may notify shareholders of such change without sending additional proxy materials. All shareholders are urged to view a live webcast of the Meeting in lieu of attending, available on the Events and Presentations page under the Investors & News section of the Company’s website at: https://ir.bellushealth.com/events-presentations.

DATED at Montréal, Québec, Canada, March 18, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Sébastien Roy
Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE COMPANY, C/O COMPUTERSHARE INVESTOR SERVICES INC., IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR FOR ADDITIONAL PARTICULARS.